

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 12, 2007

Mr. Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
The Peoples Gas Light and Coke Company
North Shore Gas Company
PO Box 19001
Green Bay, Wisconsin 54307-9001

> **RE:** **The Peoples Gas Light and Coke Company**
> **File No. 2-26983**
> **North Shore Gas Company**
> **File No. 2-35965**
> **Combined Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 14, 2006**

Dear Mr. O'Leary:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief